SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS TO PRESENT AT THE RAYMOND JAMES 2009 GROWTH AIRLINE CONFERENCE

PANAMA, February 02, 2009 - Copa Holdings, S.A. (NYSE: CPA), has been invited to present at Raymond James Growth Airline Conference.  Raymond James will offer a live audio webcast of the presentation, and a link to the webcast will be available on Copa Airlines website.  Details of the audio webcast are as follows:

Date:	Thursday, February 05, 2009

Time:	11:00 a.m. EST

Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Web Address:	http://investor.shareholder.com/copa/events.cfm

Listener should access the website several minutes prior to the scheduled start time, allowing sufficient time to register and download and install any necessary software.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, in May 2008, Aero Republica increased international service by launching direct daily flights to Caracas, Venezuela from the cities of Bogota and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 02/02/2009
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO